February 8, 2006


Mr. Kenneth H. Beer
Senior Vice President and Chief Financial Officer
Stone Energy Corporation
625 E. Kaliste Saloom Road
Lafayette, LA 70508


	Re:	Stone Energy Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 9, 2005
File No. 001-12074
Response letter dated January 16, 2006



Dear Mr. Beer:

      We have reviewed your response letter and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Form 10-K for the Fiscal Year Ended December 31, 2004

1. We read your prior response 5 of January 17, 2005. However, we believe that you also need to consider other criteria than reserves when disclosing significant properties. See Instruction 2 of Item 102 of Regulation S-K. For example, you should consider production and/or current and future capital expenditures among others. We note in your table of reserves provided to us a number of fields with higher net reserves and/or production as of September 2005 than the significant field you cite and note just nine fields represent 50% of your revised reserves. We note your 2nd and 3rd Quarter 2005 earnings reports where you provide operational updates on no less than six fields.

2. Tell us what your estimated production for 2005 from your 2004 reserve report was for Proved Developed Producing, Proved
Developed
Non-Producing and Proved Undeveloped reserve categories.

3. Your response number 8 indicates that a material portion of the reserve write down was due to reservoir parameters you now believe are too optimistic. Please provide examples of underperformance or non-performance of these reserves when placed on production or tell us if these are mostly proved undeveloped reserves. If they are primarily undeveloped reserves, tell us why you believe it was the proper time to revise them before production was established. Tell us the percent of the total reserve write-down each example represents.

4. In response 8 you indicate that a certain percentage of the reserves you wrote off were because the data did not support reasonable certainty. Please provide more information on these examples such as how, in your opinion, the data for each example did not support reasonable certainty.

5. In response 9 the footnote to the supplemental table indicates that the pre-drill EUR`s represent potential reserves and not SEC reserve estimates. Our comment may not have been clear as we intended to request the pre-drill reserve estimates that were booked as proved undeveloped reserves and reported as such in your SEC filings prior to drilling. Please provide those estimates for the listed wells.


Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Mark A. Wojciechowski at (202) 551-3759 or, in
his absence, Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
You may contact James Murphy, Petroleum Engineer, at (202) 551-
3703
if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3740 with any other questions.


      Sincerely,


								H. Roger Schwall
							Assistant Director
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Mr. Kenneth H. Beer
Stone Energy Corporation
February 8, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010